2409 N. Falkenburg Road Tampa, FL 33619 727-536-6666 (Office) 727-536-6665 (Facsimile) www.bulovatechgroup.com

November 7, 2014

United States Securities and Exchange Commission

Washington, D.C 20549

Attn:	Maryse Mills-Apenteng
Special Counsel

Re:	Bulova Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013, Filed January 13, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014, Filed August 19, 2014
File No. 000-09358

This letter is in response to your comment letter dated September 18, 2014. The letter contained sixteen comments of which we will respond to in order by restating the comment and providing a response as follows:

Form 10-K for the Fiscal Year Ended September 30, 2013

Comment #1

We note your responses to prior comments 1 and 3 and we are unable to concur with your analysis that specific disclosure of your dispute with the United States Army in proceedings with the Armed Services Board of Contract Appeals is not required to be disclosed pursuant to Item 103 of Regulation S-K on the basis that it is not material. The amount in dispute, approximately $12 million prior to fees, penalties, and interest, greatly exceeds the amount of your current assets. Please provide disclosure responsive to Item 103.

Response

We have amended the Legal Proceedings disclosures on page 9 of Form 10-K for the year ended September 30, 2013 to incorporate a discussion of the proceedings before the Armed Services Board of Contract Appeals and related matters.

Comment #2

We note your assertion that disclosure regarding the pending litigation is not required, in part, because the public parent is not liable for claims against its subsidiary Bulova Technologies Ordnance Systems LLC, which has nominal assets. Given that you sold substantially all of the assets of Bulova Technologies Ordnance Systems LLC in October 2012 for $11.2 million while the legal dispute with the Army was ongoing, it is unclear whether the U.S. Army or any other creditors of Bulova Technologies Ordnance Systems LLC may bring claims against you or your investors. Please advise. Your response should include an analysis of whether there are risks that the Army may challenge the asset transfer under fraudulent conveyance statutes or other laws protecting creditor rights. It appears you should disclose the possibility that such claims may be asserted against you as well as the potential risks to investors were such claims to prevail in bankruptcy or other proceedings.

Response

We have amended the Legal Proceedings disclosures on page 9 of Form 10-K for the year ended September 30, 2013 to incorporate a discussion of the claims of the U.S. Army against Bulova Technologies Ordnance Systems LLC and, potentially, the Registrant and related matters.

Comment #3

In your response to prior comment 2 you indicate that the Department of Defense has not yet agreed to novate the DOD contracts that were sold to Bulova Tech Ordnance LLC. Please discuss in your disclosure the consequences to you should the Department of Defense refuse to novate these agreements, including whether the agreements may be terminated.

Response

We have amended the Legal Proceedings disclosure on page 9 of Form 10-K for the year ended September 30, 2013 to incorporate a discussion of the novation of certain U.S. Army contracts and related matters.

Business, page 4

Comment #4

Your business description appears incomplete. While you describe historical changes to your business, it is unclear from your disclosure what your current business emphasis and business relationships are and how you operate your business. Your business description should address in reasonable detail the factors listed in Item 101(h)(4) of Regulation S-K. In particular, please provide an expanded description of the material aspects of your business such as your products and services, employees, suppliers, markets, backlog, government regulations, government contracts, and customer dependence.

Response

We have amended the Business disclosures at page 4, as well as Risk Factors at page 5 and Principles of Consolidation and Basis of Presentation at page 24 of Form 10-K for the year ended September 30, 2013 to incorporate disclosures required by Item 101 (h)(4) of Regulation S-K.

Comment #5

Please provide a more detailed description of the “Mortar Exchange program,” “offset opportunities,” and “blanket purchase agreements with the U.S.” with respect to BulovaTechnologies (Europe) LLC.

Response

We have amended the Business disclosures at page 4 of Form 10-K for the year ended September 30, 2013 to incorporate a discussion of both the Mortar Exchange Program and blanket purchase agreements.

Comment #6

You describe yourself primarily as a U.S. government contractor on pages 5 and 6; however, you sold substantially all of your assets of your U.S. government weapons contractor Bulova Technologies Ordnance Systems LLC in October 2012. Please clarify how the U.S. government is involved in your sales agreements to NATO members and allied countries or the UAE. Further, in light of the dispute with the U.S. Army for a prior weapons contract with Bulova Technologies Ordnance Systems LLC, please clarify the impact this dispute will have on the operations of Bulova Technologies (Europe) LLC.

Response

We have amended the Business disclosures on page 4 of Form 10-K for the year end September 30, 2013 to incorporate disclosures concerning Bulova Technologies Ordnance Systems LLCs relationship as a U.S. Government contractor, the dispute with the U.S. Army and the impact on the operations of Bulova Technologies (Europe) LLC. Although, as Bulova Technologies (Europe) LLC has no privity of contract with the DoD, and never has had such privity of contract, we have addressed how it might be impacted as a result of the disputed DoD contract.

Comment #7

You state in your risk factors on page 5 that you rely on U.S. government contracts the loss of a significant number of which would have a material adverse impact on your business. Please include in your business description a discussion of your material contracts, including the material contract terms, and the extent to which you rely on them. In addition, file as exhibits to your Form 10-K the contracts on which you are substantially dependent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

We have amended the Risk Factors disclosures on page 5 of Form 10-K for the year ended September 30, 2013 in response to the staff’s comment.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discontinued Operations, page 9

Comment #8

You indicate that you negotiated a substantial discount of approximately $1.3 million in settling almost $2 million of guaranteed debt and accrued interest in final settlement of the note balance that carried over after the disposition of all of the assets of BT Manufacturing Company LLC. Since the debt relates to amounts that carried over after the disposition in 2011, please tell us why this transaction is not tantamount to a troubled debt restructuring under ASC 470-60.

Response

We have amended the disclosures on Discontinued Operations on page 9 of Form 10-K for the year ended September 30, 2013 to incorporate disclosures applicable to troubled debt restructuring under ASC 470-60.

Continuing Operations, page 9

Comment #9

Please provide us with the underlying calculations and details of the $7.3 million gain on the sale of Bulova Technologies Ordnance Systems and the $6 million gain resulting from the termination of a U.S. Government contract included within other income.

Response

The $7,257,719 gain on the sale of substantially all of the assets of Bulova Technologies Ordnance Systems LLC consisted of consideration of $11,289,901, which includes the assumption of liabilities, less expense of sale in the amount of $620,445, for a net sales price of $10,669,456. The net book value of the assets sold consisted of an historical cost of $4,116,051, with accumulated depreciation at the date of sale in the amount of $704,314, leaving a net book value of $3,411,737. The net sales price of $10,669,456 minus the net book value of the assets sold of $3,411,737 generated a net gain on the sale of these assets of $7,257,719.

The $6 million dollar gain did not result from the termination of a U.S. Government contract, but rather the determination of the timing of recognition of income pertaining to the contract. The amount was originally determined through a percentage of completion accounting pertaining to the terminated contract, and was from that date carried as a liability on the balance sheet. With the legitimate sale of substantially all of the assets of Bulova Technologies Ordnance Systems LLC, and its concurrent discontinuance of operations, we have evaluated what future contingencies could exist and have determined that there are no future contingencies that could alter the realization of this amount as income. Consequently we have determined that accounting for this as a change in accounting estimate is the appropriate treatment, and there is no justification for delaying its realization as contingent. Therefore, we have appropriately recognized this amount in the current year.

Comment #10

It appears that you recognized a net gain on the sale of substantially all of the assets of Bulova Technologies Ordnance Systems LLC in the amount of $7,257,719 within other income. Since the sale of Bulova Technologies Ordnance Systems appears to represent the disposition of a business, please tell us how your current presentation and accounting complies with ASC 205-20-45-3.

Response

We have amended Form 10-K for the year ended September 30, 2013 to report the sale of substantially all of the assets of Bulova Technologies Ordnance Systems LLC as a disposition of a business, and have restated the financial statements to reflect the reporting required for discontinued operations.

Comment #11

You indicate that you are disputing the termination of your U.S. Government contract, and are pursuing a course to have the termination for default changed to a termination for convenience. In this regard, it is not clear how the termination of the U.S. Government contract is a change in an accounting estimate. In particular, it appears that the amounts you recognized in connection with the terminated contract represent a contingent gain. As such, provide us with substantive support for your conclusion that the recognition of a gain in relation to an at fault termination of the U.S. Government contract, currently being appealed and in dispute, does not represent a contingent gain and is in compliance with U.S. GAAP.

Response

The termination of the U.S. Government contract is not a change in an accounting estimate. The application of the change in accounting estimate applies to the amount of income recognized on the terminated contract, which amounts were originally established through estimates applied to a percentage of completion accounting on that contract. Pursuant to accounting principles applicable to discontinued operations, we have evaluated all assets and liabilities of Ordnance relative to their current and future values. We have evaluated what contingencies may exist and the probability of their respective outcomes in consideration of whether this revenue should be recognized. In order for its recognition to be deferred as a contingent gain, there would have to be some future event that would be a determining event in the realization as income. The presence of a contingency raises the question of the probability of its occurrence, so as to make an informed decision on the ability to either defer recognition, or record it. We have addressed in previous comments the legitimate conveyance of the assets resultant from the sale, have determined that the outcome of the contract dispute would never change the ultimate realization of this amount into income, and without a reasonable probability of a contingency that would alter the recognition of this income, it is appropriate to recognize it at this time. We have amended the Form 10-K for the year ended September 30, 2013 to supplement our disclosures on this matter, and to enforce the appropriate recognition at this time of this income.

Directors, Executive Officers and Corporate Governance

Audit Committee, page 32

Comment #12

Disclose whether you have an audit committee financial expert serving on your committee. If not please explain why. Refer to Item 10 of Form 10-K and Item 407(d)(5) of Regulation S-K

Response

We have amended our disclosures relative to our audit committee to explain why we do not currently have an audit committee financial expert.

Executive Compensation, page 33

Comment #13

On page 35, you disclose that Stephen L. Gurba has a five-year employment contract. Please describe the material terms of this employment agreement, as required by Item 402(o)(1) of Regulation S-K. Further, please file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response

We have amended page 43 of Form 10-K for the year ended September 30, 2013 to incorporate disclosures concerning the employment contract of Stephen L. Gurba. We have also attached his contract as an exhibit.

Exhibits

Comment #14

We note your response to prior comment 5 and your proposal to file the omitted exhibits with your next Form 10-K for the fiscal year ended September 30, 2014. Please provide us in your response letter with a list of the exhibits you intend to file, including your material contracts such as government contracts, lease agreements and the like.

Response

The following list of exhibits will be included with our Form 10-K for the year ended September 30, 2014 and may not be exhaustive. We have reviewed the SEC Exhibit List provided by the SEC as guidance for EDGAR filings, and intend to provide all documentation required. This exhibit list will include; Articles of Incorporation, Bylaws, Material contracts relating to current operations of all of our subsidiaries, to include government contracts and lease arrangements. We will include documentation relative to current financing agreements and loan modifications. We will review historical filings for items we can incorporate by reference as well as any other documents pertaining to business acquisitions and dispositions that have not previously been filed.

Signatures

Comment #15

Your Form 10-K must be signed by, among others, at least a majority of your board of directors. Refer to Note D of Form 10-K and advise.

Response

We have amended the signature page of Form 10-K to include the appropriate signatures.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Comment #16

We note that you substantially rely on debt to finance your operations. Your disclosure indicates that you have $5,552,032 in long term debt as of June 30, 2014, of which over $5 million is due within 12 months. In particular, it appears that you have entered into material note agreements with, at a minimum, Keehan Trust Funding, LLC, GovFunding, LLC, NFC III LLC, a $125,000 note payable to an unnamed individual, the Shapiro Family Trust, Craigmore Machinery Company, SIII Associates Limited Partnerships, Metro Bank, and Colleen Stacy Shapiro 2007 Trust. Please confirm that you will file these and any other material debt agreements with your next periodic report and clarify how you will be able to repay these loans.

Response

We confirm that we will file all of the material debt agreements identified in your comment, as well as any others that may need to be filed with our next periodic filing, which will be our September 30, 2014 Form 10-K. The Company has worked with our creditors to extend the maturities of most of our debt to future dates, no earlier than November 2015. These modifications, none of which generate any gains or losses, were all accomplished prior to September 30, 2014, and will move the majority of long term debt to maturities greater than one year in our next filing. We intend to repay these loans through increased sales of the Company, as well as considering the issuance of additional equity instruments.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen L. Gurba

Stephen L. Gurba

Chief Executive Officer